SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

PHARMERICA CORPORATION

(Name of Subject Company)

PHARMERICA CORPORATION

(Names of Persons Filing Statement)

Common stock, $0.01 par value

(Title of Class of Securities)

71714F104

(CUSIP Number of Class of Securities)

Tom Caneris

Senior Vice President & General Counsel

PharMerica Corporation

1901 Campus Place, Louisville, KY 40299

(502) 627-7536

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Rodney H. Bell

Holland & Knight LLP

701 Brickell Avenue, Suite 3000

Miami, Florida 33131

(305) 374-8500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Statement”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by PharMerica Corporation, a Delaware corporation (“PharMerica” or the “Company”), on September 20, 2011. The Statement relates to the tender offer by Omnicare, Inc. (“Omnicare”) through Philadelphia Acquisition Sub, Inc., a Delaware corporation and wholly owned subsidiary of Omnicare (“Omnicare Sub”), to purchase all of the outstanding Shares at a price of $15.00 per share, net to the seller in cash, without interest and subject to any required withholding of taxes, on the terms and subject to the conditions described in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, the “Schedule TO”) filed by Omnicare and Omnicare Sub with the SEC on September 7, 2011, and subsequently amended on September 9, 2011. The value of the consideration offered, together with all of the terms and conditions applicable to the tender offer, is referred to as the “Offer.”

Except as otherwise set forth below, the information set forth in the original Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Item 8.	Additional Information

Item 8, “Additional Information,” is hereby amended and supplemented by inserting at the end of the subsection under the heading “Litigation Matters” on page 26 of the Statement the following:

“On September 22, 2011, Hugh F. Drummond as Trustee of the FBO Hugh F. Drummond Trust (“Drummond”) filed a lawsuit in the Court of Chancery of the State of Delaware, purportedly on behalf of a class of PharMerica stockholders, against PharMerica and the members of the Board, styled Hugh F. Drummond as Trustee of the FBO Hugh F. Drummond Trust v. PharMerica Corp., et al., Civil Action No. 6882. In the action, Drummond alleges that the members of the Board breached their fiduciary duties to PharMerica and its stockholders by, among other things, adopting the Rights Agreement and failing to respond appropriately to the Offer. Drummond seeks declaratory and injunctive relief, including an order certifying the case as a class action and an order enjoining the directors and PharMerica from “excluding strategic bidders, including Omnicare, imposing unreasonable preconditions on such strategic bidders, refusing to provide due diligence to strategic bidders, and conducting a limited sale process not designed to produce the best transaction for PharMerica’s stockholders.” PharMerica and its directors believe that the claims made by Drummond are without merit and intend to defend them vigorously.”

Item 8, “Additional Information,” is hereby amended and supplemented by inserting at the end of the subsection under the heading “Regulatory Approvals - U.S. Antitrust Clearance” on page 30 of the Statement the following:

“On September 22, 2011, the Company received a request for additional information from the FTC relating to the Offer (the “Second Request”). The Second Request extends the waiting period under the HSR Act for 10 calendar days after the date Omnicare certifies substantial compliance with the Second Request.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PHARMERICA CORPORATION

By:	/s/ Thomas A. Caneris
Name:	Thomas A. Caneris
Title:	Senior Vice President, General Counsel, Compliance Officer and Secretary

Dated: September 23, 2011

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